Exhibit 12.1

ONCOCYTE CORPORATION

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRES STOCK DIVIDENDS

The following table sets forth the computation of our ratio of earnings to fixed charges and our ratio of earnings to combined fixed charges and preferred stock dividends for the periods presented. We had no shares of preferred stock outstanding and no preferred stock dividend requirements during these periods, so these ratios are the same. As the ratio of earnings to fixed charges indicate less than one-to-one coverage for each of the periods presented, we have provided the coverage deficiency amounts for these periods. Earnings are the sum of (i) net loss and (ii) fixed charges.

(In Thousands)

	Three Months Ended June 30,	Six Months Ended June 30,	Years Ended December 31,
	2017	2017	2016	2015	2014	2013
Computation of Earnings:
Net loss	$(3,804)	$(8,509)	$(11,168)	$(8,735)	$(4,986)	$(3,495)

Add:
Interest expense	38	53	28	19	2	-
Amortization of debt discount	27	30	-	-	-	-
Estimated interest component of rent expense(1)	9	20	77	44	54	42
Earnings as adjusted	$(3,730)	$(8,406)	$(11,063)	$(8,672)	$(4,930)	$(3,453)

Computation of fixed charges:
Interest expense	$38	$53	$28	$19	$2	$-
Amortization of debt discount	27	30	-	-	-	-
Estimated interest component of rent expense	9	20	77	44	54	42
Total fixed charges	$74	$103	$105	$63	$56	$42

Deficiency in earnings required to cover combined fixed charges and preferred stock dividends	$(3,804)	$(8,509)	$(11,168)	$(8,735)	$(4,986)	$(3,495)

Ratio of earnings to fixed charges and preferred stock dividends(2)	-	-	-	-	-	-

(1) One third of rent expense was included in the calculation as it is a reasonable approximation of the interest component.

(2) Our earnings were inadequate to cover fixed charges and preferred stock dividends for the three and six months ended June 30, 2017, and for the years ended December 31, 2016, 2015, 2014, and 2013, by $3.8 million, $8.5 million, $11.2 million, $8.7 million, $5.0 million and $3.5 million, respectively.